November 12, 2013

Mara L. Ransom
Daniel Leslie
Lilyanna Peyser
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	808 Renewable Energy Corporation Amendment No. 4 to Registration Statement on Form S-1 Filed March 18, 2013 File No. 333-184319

Ladies and Gentlemen:

We are counsel to 808 Renewable Energy Corporation, a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised Amendment No. 4 to the Registration Statement on Form S-1 filed October 11, 2013 (file No. 333-184319) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated November 7, 2013. Set forth below are each of the staff’s comments (in bold) to Amendment No. 4 to the Registration Statement and the Company’s responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which contains the revisions made to Amendment No. 4 to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 5 marked to show all changes is attached hereto for your convenience.

Securities and Exchange Commission
November 12, 2013

Risk Factors, page 3

1. You mention numerous times throughout your filing that you derive revenue by providing customers with energy at a negotiated discount to the price the customers would otherwise pay to the local energy utility. Please tell us what consideration you gave to including a risk factor discussing any material risk to your company due to the volatility in the electricity, natural gas and oil markets.

The Company has considered the risks created by the volatility in natural gas prices and had already included a risk factor on page 5 of Amendment No. 4.  The Company believes that such risk factor adequately captures the Company’s exposure to fluctuations in natural gas prices.  The Company recognizes that natural gas prices may be seen to correlate to price fluctuations in the oil market, although short term prices in natural gas are often decoupled from oil prices.  The Company has added language to this risk factor to state that fluctuations in oil prices may affect the price of natural gas.   The Company has also added disclosure regarding the effect of decreases in the price of electricity charged by the utility companies serving our customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

2. We note your response to comment 4 in our letter dated March 26, 2013 as well as the revisions to your disclosure. If material, please further revise your disclosure under this heading to include a discussion about whether the significant changes in your results of operations are indicative of future results or of your future financial condition. For example, you mention a 65% decrease in operating expenses over the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. However, you do not discuss whether management anticipates expenses to continue at this level, or if the decrease was an anomaly. Please refer to Item 303 of Regulation S-K.

The Company has added additional disclosure that such reductions in operating expenses are expected to continue at this level so long as the number of operating plants remains static but will increase proportionately as new facilities are added or become operational.

Liquidity and Capital Resources, page 31

3. Please revise your disclosure to include a discussion about your company’s plan to open/restart three CHP plants in the first quarter of 2014. Specifically, if material, please focus on the impacts such openings will have on your capital resource requirements and levels of liquidity. In this regard, we note your statement that your business is “capital intensive.” Refer to Item 303(a)(1)-(2) of Regulation S-K.

The Company has provided additional disclosure under Liquidity and Capital Resources regarding its intention to restart three additional facilities in 2014, including the capital requirements to do so and the effects on the Company’s liquidity.

Securities and Exchange Commission
November 12, 2013

Certain Relationships and Related Party Transactions, page 43

4. We note your response to comment 6 in our letter dated March 26, 2013. While we understand that the financial statements for the fiscal year ended December 31, 2010 no longer appear in your registration statement, you are required to provide disclosure pursuant to Item 404 of Regulation S-K for the period since the beginning of your last completed fiscal year and for the two fiscal years preceding such year. Please revise to include the disclosure regarding the issuance of units of Energy3, as well as the disclosure regarding related party transactions that occurred in 2010, as appropriate. Please refer to Item 404(a) and Instruction 1 to Item 404 of Regulation S-K.

The Company has clarified that the commission paid to 808 Investments, LLC were paid in connection with the sale and issuance of 808 Energy 3 units and the sale and issuance of 808 Renewable Energy Corporation common and preferred stock.  All 808 Energy 3, LLC units were sold to unaffiliated parties and therefore discussion of such offering is not appropriate under “related party transactions.”  The Company is not aware of any other related party transaction in 2010 that is not included in the disclosure.

Experts, page 54

5. We note your disclosure regarding the dismissal of Kabani & Company, Inc. and appointment of MaloneBailey, LLP on April 24, 2013. Item 304(a)(1)(ii) of Regulation S-K requires a statement of whether the principal accountant’s report on the financial statements for either of the past two years was modified and a description of the nature of such a modification. In this context, a modification includes an opinion that expresses substantial doubt about a company’s ability to continue as a going concern. Please explain or revise.

The Company has revised the disclosure under Experts to confirm that the reports of the accountants for the past two years were not modified, except that each contained a “going concern” opinion, which opinions have been disclosed.

6. Please tell us how you have complied with Items 304(a)(2) and 304(a)(3) of Regulation S-K, which contain requirements related to predecessor and successor auditors. Specifically, please tell us how you have complied with the requirement of Item 304(a)(3) that a registrant shall request the former accountant to furnish you with a letter addressed to the Commission stating whether it agrees with the statements made by you in response to this Item 304(a) and, if not, stating the respects in which it does not agree. Item 304(a)(3) also requires you to file the former accountant's letter as an exhibit to the report or registration statement containing this disclosure.

The Company has sent copies of the Amendment No. 4 and Amendment No. 5 to Kabani & Company, Inc. and has requested that it furnish to the Commission a letter stating whether it agrees with the statements made by the Company in the Registration Statement.  The letter of Kabani & Company, Inc. confirming that it agrees with the statements in the Registration Statement is attached as Exhibit 16.1 to Amendment No.5.  The disclosure under “Experts” has been revised accordingly.

Securities and Exchange Commission
November 12, 2013

Independent Auditors’ Report, page F-2

7. Please request your independent auditor to revise the scope of the audit work performed in the audit opinion to be consistent with the financial statements presented. For example, the audit opinion makes reference to the financial statements as of and for the year ended December 31, 2010, which is not presented in your consolidated financial statements.

The report of Kabani & Company, Inc. as been revised to reflect a scope of work consistent with the financial statements presented.

The Company and its management acknowledge their responsibility for the accuracy and adequacy of the disclosures they have made in the Registration Statement. The Company also acknowledges your requirements with respect to a request for acceleration.

Please contact the undersigned if you have further questions or comments regarding the Registration Statement as amended by Amendment No. 5.

Thank you.

Very truly yours,

/ s / Christopher A. Wilson

Christopher A. Wilson, Esq.

Attachment